Exhibit 99.35

VIA SEDAR

September 10, 2010

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 9, 2010 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Allan Yap	10,575,777	92.91	806,936	7.09
Rosanna Chau	11,151,613	97.97	231,100	2.03
Johann F. Tergesen	11,151,613	97.97	231,100	2.03
Paul Westdal	11,072,261	97.27	310,452	2.73
Richard O’C. Whittall	11,151,713	97.97	231,000	2.03
Lawrence Wang	11,381,713	99.99	1,000	0.01
David Lorne John Tyrrell	11,379,713	99.97	3,000	0.03
Alan Chan	11,151,613	97.97	231,100	2.03

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation for the ensuing year, with the following results:

	Votes For	%	Votes Withheld	%
Appointment of Auditor	11,747,426	100	0	0

BURCON NUTRASCIENCE CORPORATION

By:	“Dorothy K.T. Law”
Name: Dorothy K.T. Law
Title: Senior Vice President, Legal
and Corporate Secretary